Shareholder Alert on Management Proposal 4

AMENDMENT TO THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF DUKE ENERGY CORPORATION TO ELIMINATE SUPERMAJORITY VOTING REQUIREMENTS

This is to alert shareholders that the management Proposal 4 needs approval from 80% of the outstanding shares of Duke Energy common stock.

Incredibly the 2017 proposal on this very same topic at Duke won overwhelming 97%-support from the votes cast yes or no.

But this 97%-support fell short in regard to 80% of the outstanding shares.

Too many shares did not vote!

Tell Duke management that it is important that management make an extra effort to get out the vote for its Proposal 4.

According to the 2018 Duke proxy:

Shareholders who would like to submit questions [or comments?] in writing in advance of the Annual Meeting can do so by visiting our pre-meeting forum at proxyvote.com using your 16-digit control number. We will post answers to all questions received in advance of or during the Annual Meeting, including those questions that we do not have time to answer during the Annual Meeting, to our website at duke-energy.com/our-company/investors/financial-news under "May 3, 2018 - 2018 Annual Meeting of Shareholders".

John Chevedden
Duke Shareholder since 2010